May 6, 2009

National Retail Funds

 Board of Trustees

c/o Andrew Rogers

Chairman of the Board

450 Wireless Boulevard

Hauppauge, NY  11788

Re: Advisory Fee Waivers

Dear Mr. Rogers:

As you are aware, Fulcrum Advisory Services, Inc. (the “Adviser”) has contractually agreed to waive a portion of its advisory fees for the benefit of National Retail Fund III.  The Adviser hereby agrees to continue to contractually bind itself, as of the date hereof, to waive or limit its management fees through April 30, 20 10, so that the Advisory Fee of the Fund does not exceed the 0.10% of the Fund’s average daily net assets:

We look forward to providing continu ed service to  National Retail Fund III.

Sincerely,

/s/ J. Patrick Kearns

J. Patrick Kearns

Chief Executive Officer

Fulcrum Advisory Services, Inc

Approved and accepted on behalf of each Fund

/s/ Andrew B. Rogers

Andrew Rogers

Chairman, Board of Trustees

National Retail Funds